UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-41402

BRENX LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On October 14, 2026, BrenX Ltd. (the “Company”) filed a prospectus supplement (the “Prospectus Supplement”) in connection with an “at the market” offering of up to $2,886,058 of ordinary shares, no par value per share (the “Ordinary Shares”), that may be offered and sold under its Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, dated June 9, 2023 and as amended on June 3, 2026.

A copy of the opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) and relating to the legality of the issuance and sale of the Ordinary Shares that may be sold pursuant to the Prospectus Supplement is attached as Exhibit 5.1 hereto.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507, 333-296898, 333-297567,  333-298666 and 333-299139) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377, 333-290040, and 333-298317), filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Sullivan & Worcester Tel-Aviv (Har-Even & Co.)
10.1	Sales Agreement by and between Brenmiller Energy Ltd. and A.G.P./Alliance Global Partners, dated June 9, 2023 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on June 9, 2023).
10.2	Amendment to the Sales Agreement by and between Brenmiller Energy Ltd. and A.G.P./Alliance Global Partners, dated June 3, 2026 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-41402) filed with the SEC on June 4, 2026).
23.1	Sullivan & Worcester Tel-Aviv (Har-Even & Co.) (contained in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrenX Ltd.

Date: October 14, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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